300 N. LaSalle

Chicago, Illinois 60654

Elisabeth M. Martin To Call Writer Directly: 312 862-3055 elisabeth.martin@kirkland.com	312 862-2000 www.kirkland.com	Facsimile: 312 862-2200

May 27, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 of

Civitas Solutions, Inc.

Ladies and Gentlemen:

On behalf of Civitas Solutions, Inc. (the “Company”), we are transmitting one copy of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of the Company for filing under the Securities Act of 1933, as amended. The Company has previously sent by wire transfer funds in the amount of $32,200 to cover the registration fee.

The Company has incorporated by reference as Exhibit 10.1 to the Registration Statement the Credit Agreement, dated as of January 31, 2014, among NMH Holdings, LLC, as parent guarantor, National Mentor Holdings, Inc., as borrower, the several lenders from time to time party thereto, Barclays Bank PLC, as administrative agent, Goldman Sachs Bank USA, as syndication agent, Jefferies Finance LLC and UBS Securities LLC, as co-documentation agents, and Barclays Bank PLC, Goldman Sachs Bank USA, Jefferies Finance LLC and UBS Securities LLC, as joint lead arrangers and joint bookrunners (the “Credit Agreement”), which was filed as Exhibit 10.4 to National Mentor Holdings, Inc.’s Form 10-Q on May 14, 2014. National Mentor Holdings, Inc. is an indirect subsidiary of the Company. Concurrently with National Mentor Holdings, Inc.’s filing of its Form 10-Q, National Mentor Holdings, Inc. submitted to the Commission a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, with respect to certain limited portions of the schedules to the Credit Agreement.

Should you have any questions or comments regarding this filing, please call the undersigned at (312) 862-3055 or James S. Rowe at (312) 862-2191.

Sincerely,

/s/ Elisabeth M. Martin

Elisabeth M. Martin

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